SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 17 May, 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

May 17, 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

Subsea efforts continue to focus on progressing options to stop the flow of oil from the well through interventions via the blow out preventer (BOP), and to collect the flow of oil from the leak points. These efforts are being carried out in conjunction with governmental authorities and other industry experts.

The riser insertion tube tool (RITT) containment system was put into place in the end of the leaking riser on May 16. Operations began during the day to allow oil and gas to flow through the tool up to the drillship Discoverer Enterprise on the surface 5,000 feet above. Produced oil is being stored on the drillship while produced gas is being flared. It is expected that it will take some time to increase the flow through the system and maximise the proportion of oil and gas flowing through the broken riser that will be captured and transported to the drillship.

The RITT is a fabricated from 4-inch diameter pipe, fashioned to allow one end to be inserted into the broken riser pipe that is the source of the main oil flow from the MC252 well, and the other to be connected to a drill pipe and riser from the Discoverer Enterprise. The RITT allows the injection of methanol to mitigate against the formation of gas hydrates.

This remains a new technology and both its continued operation and its effectiveness in capturing the oil and gas remains uncertain. Other containment options continue to be progressed.

BP also continues to develop options to shut off the flow of oil from the well through interventions via the well's failed BOP.

Plans continue to be developed for a so called "top kill" operation where heavy drilling fluids are injected into the well to stem the flow of oil and gas, followed by cement to seal the well. Options have also been developed to potentially combine this with so-called "junk shot", the injection under pressure of a variety of materials into the BOP to seal off upward flow. Plans for deployment of these options are being progressed with the possibility of deployment in the next week or so.

Work on the first relief well, which began on May 2, continues. The DDII drilling rig began drilling the second relief well on May 16. Each of these wells is estimated to take some three months to complete from the commencement of drilling.

Surface Spill Response and Containment

Work continues to collect and disperse oil that has reached the surface of the sea. Over 650 vessels are involved in the response effort, including skimmers, tugs, barges and recovery vessels.

Intensive operations to skim oil from the surface of the water have now recovered, in total, some 151,000 barrels (6.3 million gallons) of oily liquid. The total length of boom deployed as part of efforts to prevent oil reaching the coast is now almost 1.7 million feet, including over 400,000 feet of sorbent boom.

In total over 19,000 personnel from BP, other companies and government agencies are currently involved in the response to this incident. So far 15,000 claims have been filed and 2,600 have already been paid. BP has also received almost 60,000 calls into its help lines.

---

BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
Unified Command Joint Information Center
:+1 985-902-5231
www.deepwaterhorizonresponse.com
www.bp.com/gulfofmexicoresponse

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  17 May, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary